Exhibit A

Fir Tree Press Release

Fir Tree Partners Strongly Opposes SandRidge Energy’s

Proposed Acquisition of Bonanza Creek Energy

NEW YORK (November 20, 2017) – Fir Tree Partners (“Fir Tree”), manager of certain funds that together beneficially own, through common stock and warrants, approximately 8.2% of the common stock of SandRidge Energy (“SandRidge”), announced today it strongly opposes the proposed acquisition of Bonanza Creek Energy (“Bonanza”). To support its decision, the firm issued the following statement:

“Put simply, the proposed acquisition of Bonanza makes no economic or strategic sense for the following reasons:

•	Dilutive and Overpriced Transaction. SandRidge is currently one of the most undervalued E&P companies operating in the United States. The stock is down ~30% YTD and now trades at ~3x 2018 EV/ EBITDA, 0.6x PDP PV-10, $13,000 per flowing barrel and has net cash. The proposed dilutive acquisition will drain SandRidge of its entire cash balance, force a significant draw on its RBL facility and use the issuance of undervalued SandRidge equity to fund the nearly $750 million acquisition. This purchase price implies 5.5x 2018 EV/EBITDA and $47,000 per flowing barrel for Bonanza, which is an unjustified premium to SandRidge’s current valuation. The acquisition also represents more than a 75% premium to the $421 million valuation established when Bonanza creditors invested new capital just six months ago.

•	Non-Strategic Deal. Until the surprise announcement of this acquisition, management’s guidance to shareholders was to protect the balance sheet, reduce operating costs, generate free cash flow and organically develop its significant remaining inventory in the Northwest Stack and North Park Basin. The proposed acquisition would put SandRidge in a fifth and sixth basin with no obvious synergies between any of its assets. We believe Bonanza’s DJ Basin assets are Tier II in quality, more than 100 miles from North Park (with different geology), provide no obvious economies of scale benefits and would compete for capital expenditures and the focus of management. The fact that no in-basin competitor emerged to purchase Bonanza speaks volumes about the questionable quality and prospects of the assets.

•	Empire Building Again. With zero net debt, ~200,000 acres and decades of remaining inventory to exploit, we believe SandRidge is positioned to both return capital to its shareholders and grow production in a disciplined manner. The proposed acquisition represents a complete reversal of management’s post-bankruptcy strategy and reminds us of SandRidge's prior history when this same management team acquired disparate assets and added leverage with reckless abandon.”

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“We believe this proposed acquisition represents a complete about face by management on its post-bankruptcy strategy and would be extremely value destructive to shareholder value. Fir Tree is opposed to the proposed transaction and intends to vote against this nonsensical and overpriced acquisition,” said Evan Lederman and David Proman, Managing Directors at Fir Tree Partners.

About Fir Tree Partners

Fir Tree Partners, founded in 1994 and located in New York City (HQ) and Miami, is a value-oriented investment manager that manages private investment funds for endowments, charitable and philanthropic foundations, pension funds and other institutional and private investors.

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For More Information Contact:

Scott Tagliarino or Taylor Ingraham

ASC Advisors LLC

(203) 992-1230